UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, 0.005 RUBLES NOMINAL VALUE
                    ----------------------------------------
                         (Title of Class of Securities)


                                   68370R 10 9
                                 --------------
                                 (CUSIP Number)


                                   FRANZ WOLF
                               ECO TELECOM LIMITED
                                     SUITE 2
                                  4 IRISH PLACE
                                    GIBRALTAR
                                   (350) 41977
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 5, 2001
             --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                                 With a Copy to:

                                  Pavel Kulikov
                                  OOO Alfa-Eco
                                  21 Novy Arbat
                                  121019 Moscow
                               Russian Federation
                                (7-095) 202 8364


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

     ECO TELECOM LIMITED
     000-00-0000
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
                                                                        a. [ ]

                                                                        b. [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds*

     AF; OO

--------------------------------------------------------------------------------

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

     N/A                                                                   [ ]
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Gibraltar

--------------------------------------------------------------------------------

                                                7.    Sole Voting Power

                                                      5,263,102 Common Stock**

                                               ---------------------------------
              Number of Shares
            Beneficially Owned By              8.     Shared Voting Power
         Each Reporting Person With
                                                      0

                                               ---------------------------------

                                               9.     Sole Dispositive Power

                                                      5,263,102 Common Stock**

                                               ---------------------------------

                                               10.    Shared Dispositive Power

                                                      0

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,263,102 Common Stock**

--------------------------------------------------------------------------------

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                          [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented By Amount in Row (11)

     13.05% Common Stock**
-------------- -----------------------------------------------------------------

14.  Type of Reporting Person*

     00; HC
--------------------------------------------------------------------------------

 *   See Instructions before filling out!

** Eco Telecom is also the direct beneficial owner of 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock beneficially owned by Eco Telecom, represents 25% plus two shares of the Issuer's outstanding voting capital stock. See Item 5.

--------------------------------------------------------------------------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

     ECO HOLDINGS LIMITED
     000-00-0000

--------------------------------------------------------------------------------

2.   Check the Appropriate Box If a Member of a Group*

                                                                      a. [ ]
                                                                      b. [ ]
--------------------------------------------------------------------------------

3.   SEC Use Only


--------------------------------------------------------------------------------

4.   Source of Funds*

     AF; OO
--------------------------------------------------------------------------------

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Gibraltar

--------------------------------------------------------------------------------

                                               7.  Sole Voting Power

                                                   5,263,102 Common Stock**

                                               ---------------------------------
                                               8.  Shared Voting Power
               Number of Shares
            Beneficially Owned By                  0
          Each Reporting Person With
                                               ---------------------------------

                                               9.   Sole Dispositive Power

                                                    5,263,102 Common Stock**

                                               ---------------------------------

                                               10.  Shared Dispositive Power

                                                    0

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,263,102 Common Stock**

--------------------------------------------------------------------------------

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented By Amount in Row (11)

     13.05% Common Stock**

--------------------------------------------------------------------------------
14.  Type of Reporting Person*

     00; HC

--------------------------------------------------------------------------------

 *   See Instructions before filling out!

** The Reporting Person also may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock that the Reporting Person may be deemed to beneficially own, represents 25% plus two shares of the Issuer's outstanding voting capital stock. See Item 5.

--------------------------------------------------------------------------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

     CTF HOLDINGS LIMITED
     000-00-0000

--------------------------------------------------------------------------------

2.   Check the Appropriate Box If a Member of a Group*

                                                                          a. [ ]

                                                                          b. [ ]
--------------------------------------------------------------------------------

3.   SEC Use Only


--------------------------------------------------------------------------------

4.   Source of Funds*

     AF; OO

--------------------------------------------------------------------------------

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Gibraltar

--------------------------------------------------------------------------------

                                               7.  Sole Voting Power

                                                   5,263,102 Common Stock**

                                               ---------------------------------
                                               8.  Shared Voting Power
               Number of Shares
            Beneficially Owned By                  0
          Each Reporting Person With
                                               ---------------------------------

                                               9.  Sole Dispositive Power

                                                   5,263,102 Common Stock**

                                               ---------------------------------

                                               10. Shared Dispositive Power

                                                   0

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,263,102 Common Stock**

--------------------------------------------------------------------------------

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             [ ]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

13.  Percent of Class Represented By Amount in Row (11)

     13.05% Common Stock

--------------------------------------------------------------------------------

14.  Type of Reporting Person*

     00; HC

--------------------------------------------------------------------------------

 *   See Instructions before filling out!

** The Reporting Person also may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock that the Reporting Person may be deemed to beneficially own, represents 25% plus two shares of the Issuer's outstanding voting capital stock. See Item 5.

--------------------------------------------------------------------------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

     CROWN FINANCE FOUNDATION
     000-00-0000

--------------------------------------------------------------------------------

2.   Check the Appropriate Box If a Member of a Group*

                                                                          a. [ ]

                                                                          b. [ ]
--------------------------------------------------------------------------------

3.    SEC Use Only


--------------------------------------------------------------------------------

4.   Source of Funds*

     AF; OO

--------------------------------------------------------------------------------

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Liechtenstein

--------------------------------------------------------------------------------

                                               7.  Sole Voting Power

                                                   5,263,102 Common Stock**

                                               ---------------------------------
                                               8.  Shared Voting Power
               Number of Shares
            Beneficially Owned By                  0
          Each Reporting Person With
                                               ---------------------------------

                                               9.  Sole Dispositive Power

                                                   5,263,102 Common Stock**

                                               ---------------------------------

                                               10. Shared Dispositive Power

                                                   0

--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,263,102 Common Stock**

--------------------------------------------------------------------------------

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented By Amount in Row (11)

     13.05% Common Stock**

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

14.  Type of Reporting Person*

     00

--------------------------------------------------------------------------------

 *   See Instructions before filling out!

** The Reporting Person also may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock that the Reporting Person may be deemed to beneficially own, represents 25% plus two shares of the Issuer's outstanding voting capital stock. See Item 5.

INTRODUCTORY STATEMENT

     This Amendment Number 1 (the "Amendment") to the Statement on Schedule 13D relates to shares of common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom"), a Russian open joint stock company. This Amendment amends and supplements the Statement originally filed by Eco Telecom Limited ("Eco Telecom"), Eco Holdings Limited ("Eco Holdings"), CTF Holdings Limited ("CTF Holdings") and Crown Finance Foundation ("Crown Finance," and, together with Eco Telecom, Eco Holdings and CTF Holdings, the "Reporting Persons") on June 11, 2001 (the "Statement") with the Securities and Exchange Commission.

     On November 5, 2001, Eco Telecom, VimpelCom, Telenor East Invest AS, Dr. Dmitri Borisovich Zimin and Overture Limited consummated the transactions previously described in the Statement that were scheduled to occur on or simultaneously with the First Closing, as defined in the Statement (the "Transactions"). On such date, pursuant to the Primary Agreement, the Zimin Share Purchase Agreement and the Overture Share Purchase Agreement, each as defined and described in the Statement, Eco Telecom acquired 5,263,102 shares of Common Stock (the "Shares"), as a result of which Eco Telecom will and the other Reporting Persons may be deemed to own more than 5% of the outstanding shares of Common Stock of VimpelCom.

     The descriptions of, and references to, the Primary Agreement, Zimin Share Purchase Agreement, Overture Share Purchase Agreement and other agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits to the Statement and incorporated herein by reference.

     Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

ITEM 1. SECURITY AND ISSUER

     No material change.

ITEM 2. IDENTITY AND BACKGROUND

     No material change with respect to the information reported in response to
Item 2 in the Statement has occurred. A current list of the directors and officers of Eco Telecom, Eco Holdings, CTF Holdings, Crown Finance and the Supervisory Boards of Alfa Group Consortium (as described in the Statement) and Eco Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Eco Telecom obtained funds to satisfy the purchase price under the Primary Agreement, the Zimin Share Purchase Agreement and the Overture Share Purchase Agreement from the working capital of controlled affiliates of Eco Holdings.

ITEM 4. PURPOSE OF TRANSACTION

     No material change.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby amended and supplemented as follows:

(a) On November 5, 2001, by virtue of the consummation of the Transactions, Eco Telecom became the direct beneficial owner of 5,263,102 shares of Common Stock and 6,426,600 shares of Preferred Stock, as a result of which each of the other Reporting Persons may be deemed the beneficial owner of the 5,263,102 shares of Common Stock and the 6,426,600 shares of Preferred Stock held for the account of Eco Telecom. Each share of Preferred Stock entitles its holder to have one vote (as does each share of Common Stock) on all issues voted upon at shareholder meetings of VimpelCom, among other rights, and is, subject to certain conditions, convertible into one share of Common Stock at the election of the holder of the Preferred Stock.

     The 5,263,102 shares of Common Stock represent approximately 13.05% of VimpelCom's outstanding Common Stock. The 6,426,600 shares of Preferred Stock represent 100% of VimpelCom's outstanding shares of Preferred Stock. The aggregate 5,263,102 shares of Common Stock and 6,426,600 shares of Preferred Stock represent 25% plus two shares of VimpelCom's outstanding voting capital stock.

     23,379,415 shares of voting capital stock of VimpelCom are subject to the VimpelCom Shareholders Agreement, constituting in the aggregate 50% plus fifteen shares of VimpelCom's total issued and outstanding voting stock. Neither the filing of the Statement or this Amendment nor any of the contents of either will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than the 5,263,102 shares of Common Stock and 6,426,600 shares of Preferred Stock as described above) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

     To the best of the Reporting Persons' knowledge, other than the Reporting Persons, none of the persons named in Item 2 hold any Shares.

(b) Each of the Reporting Persons may be deemed to have sole power to direct the voting and disposition of 5,263,102 shares of Common Stock and 6,426,600 shares of Preferred Stock held for the account of Eco Telecom.

(c) Except for the transactions described in this Amendment, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the Reporting Persons and, to the best of the knowledge of the Reporting Persons, by any other person named in Item 2.

(d) No Reporting Person knows of any other person who will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described in Item 6 of the Statement, after the registration of the Shares with the Russian Federal Commission on the Securities Markets, VimpelCom and Eco Telecom entered into a short form share purchase agreement (the "Russian Share Purchase Agreement") on November 5, 2001 which incorporates by reference the terms and conditions of the Primary Agreement, and which constitutes for Russian law purposes a definitive agreement for the sale of the Shares. The Russian Share Purchase Agreement is filed as an Exhibit hereto and incorporated herein by reference. Eco Telecom also entered into a Share Purchase Agreement with Dr. Dmitri Borisovich Zimin dated November 5, 2001 (the "Individual Zimin Share Purchase Agreement"), which is filed as an Exhibit hereto and incorporated herein by reference. The preceding summary of certain provisions of the Russian Share Purchase Agreement and the Individual Zimin Share Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of each relevant agreement filed as an Exhibit hereto.

     Other than the consummation of the Transactions, there has been no material change to the information reported in response to Item 6 in the Statement. Other than as described in Item 6 in the Statement and this Amendment, to the best of the Reporting Persons' knowledge, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships with respect to the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.


Date:     December 14, 2001                 ECO TELECOM LIMITED

                                        By: /s/ DMITRI PLOUJNIKOV
                                            ------------------------------------
                                            Dmitri Ploujnikov
                                            Director


Date:     December 11, 2001                  ECO HOLDINGS LIMITED

                                        By: /s/ JOSEPH MOSS
                                            ------------------------------------
                                            Joseph Moss
                                            Director


Date:     December 11, 2001                  CTF HOLDINGS LIMITED

                                        By: /s/ FRANZ WOLF
                                            ------------------------------------
                                            Franz Wolf
                                            Director


Date:     December 11, 2001                 CROWN FINANCE FOUNDATION

                                        By: /s/ FRANZ WOLF
                                            ------------------------------------
                                            Franz Wolf
                                            Attorney-in-Fact



                                            ANNEX A

                        DIRECTORS AND OFFICERS OF ECO TELECOM LIMITED

Name/Title/Citizenship                  Principal Occupation                  Business Address
----------------------                  --------------------                  ----------------
Dmitri Ploujnikov, Director (Russia)    Senior Consultant to Crown            Suite 3, 4 Irish Place, Gibraltar
                                        Resources  AG and  Director of Crown
                                        Commodities

                        DIRECTORS AND OFFICERS OF ECO HOLDINGS LIMITED

Name/Title/Citizenship                  Principal Occupation                  Business Address
----------------------                  --------------------                  ----------------
Joseph Moss, Director (United Kingdom)  General Manager Crown Resources AG    Suite 3, 4 Irish Place, Gibraltar


                        DIRECTORS AND OFFICERS OF CTF HOLDINGS LIMITED

Name/Title/Citizenship                  Principal Occupation                  Business Address
----------------------                  --------------------                  ----------------
Adrian Collister, Director (United      Director and Chartered Accountant,    ESC International - Gibraltar
Kingdom)                                ESC International                     Office, P.O. Box 398, Ground
                                                                              Floor, Neptune House, Marina Bay,
                                                                              Gibraltar
Alla Koudriavtseva, Director (Russia)   Director of CTF Holdings Limited      Suite 2, 4 Irish Place, Gibraltar
Franz Wolf, Director (Germany)          Director of CTF Holdings Limited      Suite 2, 4 Irish Place, Gibraltar


                         DIRECTORS AND OFFICERS OF CROWN FINANCE FOUNDATION

Name/Title/Citizenship                  Principal Occupation                  Business Address
----------------------                  --------------------                  ----------------
Christian Rosenov, Director             Financial Adviser                     Claridenstrasse 25 CH-8002,
(Switzerland)                                                                 Zurich, Switzerland

Dr. Norbert Seeger, Director,           Attorney, Arcomm TrustCo.             Am Schragen  Weg 14, P.O. Box 1618
(Liechtenstein)                                                               FL-9490, Vaduz, Liechtenstein

Dr.Christian Zangerle, Director,        Attorney, Office of Dr. Norbert       Am Schragen Weg 14, P.O. Box 1618
(Austria)                               Seeger                                FL-9490, Vaduz, Liechtenstein



                           DIRECTORS OF THE SUPERVISORY BOARD OF ALFA GROUP CONSORTIUM

Name/Title/Citizenship                  Principal Occupation                  Business Address
----------------------                  --------------------                  -----------------
Peter Aven, Director (Russia)           President of OJSC Alfa Bank           11 Mashy Poryvaevoy Street, 107078
                                                                              Moscow, Russia

Alexandr Fain, Director (Russia)        Chief Executive Officer of LLC Alfa   21 Novy Arbat Street, 121019
                                        Eco                                   Moscow, Russia

Gleb Fetisov, Director (Russia)         Senator in the Federation Council     21 Novy Arbat Street, 121019
                                        (Upper Chamber of the Parliament of   Moscow, Russia
                                        the Russian Federation)

Mikhail Fridman, Director (Russia)      Chairman of the Board of Directors    11 Mashy Poryvayevoy Street,
                                        of OJSC Alfa Bank                     107078 Moscow, Russia

Michail Gamzin, Director (Russia)       Member of the Board of Directors of   133 Krasnaya St., 350020
                                        OJSC Kubansakhar                      Krasnodar, Russia

German Khan, Director (Russia)          Member of the Board of Directors of   18/2, Schipok Street, 113097
                                        OJSC Tyumen Oil Company               Moscow, Russia

Boris Kiperman, Director (Russia)       Chief Executive Officer of JSC Alfa   10/4 Krasnopresnenskaya
                                        Estate                                Naberezhnaya, 123100 Moscow

Alexander Kosiyanenko, Director         Chief Executive Officer of JSC        7/2 Novatorov Street, 117421
(Russia)                                Perekrestok                           Moscow, Russia

Alexey Kuzmichev, Director (Russia)     Chairman of the Executive Board of    21 Novy Arbat St., 121019, Moscow,
                                        Directors of Crown Resources AG       Russia

Nigel Robinson, Director (United        Director of Corporate Development,    9 Karmanitskiy pereulok, 121002
Kingdom)                                Finance and Control for CTF           Moscow, Russia
                                        Holdings Limited

Leonard Vid. Director (Russia)          Chairman of the Executive Board of    11 Mashy Poryvayevoy Street,
                                        Directors of OJSC Alfa Bank           107078 Moscow, Russia


                           DIRECTORS OF THE SUPERVISORY BOARD OF ECO HOLDINGS LIMITED

Name/Title/Citizenship                  Principal Occupation                  Business Address
----------------------                  --------------------                  ----------------
Gleb Fetisov, Director (Russia)         Senator in the Federation Council     21 Novy Arbat Street, 121019
                                        (Upper Chamber of the Parliament of   Moscow, Russia
                                        the Russian Federation)

Mikhail Fridman, Director (Russia)      Chairman of the Board of Directors    11 Mashy Poryvayevoy Street,
                                        of OJSC Alfa Bank                     107078 Moscow, Russia

German Khan, Director (Russia)          Member of the Board of Directors of   18/2, Schipok Street, 113097
                                        OJSC Tyumen Oil Company               Moscow, Russia

Alexey Kuzmichev, Director (Russia)     Chairman of the Board of Directors    21 Novy Arbat Street, 121019
                                        of Crown Resources AG                 Moscow, Russia

Nigel Robinson, Director (United        Director of Corporate Development,    9 Karmanitskiy pereoluk, 121002
Kingdom)                                Finance and Control for CTF           Moscow, Russia
                                        Holdings Limited

Elliot Spitz, Director (U.S.A.)         CEO, Crown Resources AG               14 Green Lane London NW4 2NN UK


                                  EXHIBIT INDEX

Exhibit A    Share Purchase Agreement by and between Eco Telecom and VimpelCom dated as of November 5, 2001.

Exhibit B    Share Purchase Agreement by and between Eco Telecom and
             Dr. Dmitri Borisovich Zimin dated as of November 5, 2001.